Exhibit 12
JEFFERIES GROUP LLC
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Dollar amounts in thousands)

	Successor										Predecessor
	Nine Months Ended August 31, 2017		Year Ended November 30, 2016		Year Ended November 30, 2015		Year Ended November 30, 2014		Nine Months Ended November 30, 2013		Three Months Ended February 28, 2013		Year Ended November 30, 2012
Fixed Charges:
Interest expense on long-term indebtedness	$204,590		$235,024		$250,101		$250,424		$184,954		$79,918		$292,987
Interest portion of rent expense	13,122		18,704		19,136		19,130		14,400		4,024		16,137
Total fixed charges	$217,712		$253,728		$269,237		$269,554		$199,354		$83,942		$309,124
Convertible Preferred Stock Dividends	$—		$—		$—		$—		$—		$1,016		$4,063
Earnings:
Earnings before income taxes	$362,644		$29,972		$114,227		$303,021		$264,295		$139,487		$491,795
Total fixed charges	217,712		253,728		269,237		269,554		199,354		83,942		309,124
Total earnings before income taxes and fixed charges	$580,356		$283,700		$383,464		$572,575		$463,649		$223,429		$800,919
Ratio of Earnings to Fixed Charges (1)	2.7	x	1.1	x	1.4	x	2.1	x	2.3	x	2.7	x	2.6	x
Ratio of Earnings to Combined Fixed Charges and Convertible Preferred Stock Dividends (2)	2.7	x	1.1	x	1.4	x	2.1	x	2.3	x	2.6	x	2.6	x

(1)
The ratio of earnings to fixed charges is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).

(2)
The ratio of earnings to combined fixed charges and preferred dividends is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by the sum of (b) fixed charges and (c) convertible preferred stock dividends. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).